Filed Pursuant to Rule 253(g)(2)

File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 4 DATED MARCH 16, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No.1, dated and filed by us with the Commission on January 13, 2022, Supplement No.2, dated February 1, 2022 and filed by us with the Commission on February 8, 2022, and Supplement No.3, dated and filed by us with the Commission on February 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to correct and restate the terms stated under the heading titled “Certain Relationships and Related Party Transactions” on Page 48 of the Offering Circular dated December 23, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTI

During the fiscal year ended December 31, 2020, the Company received mineral and royalty interests as a capital contribution by Lion of Judah Capital, LLC, the controlling entity of the Company. The capital contribution is valued at $630,425.